BANGLA PROPERTY MANAGEMENT, INC.

March 24, 2005

Fax: 202-942-9635

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, CD 20549

Dear Mr. Pinkerton:

Re: Bangla Property Management, Inc.

Thank you for your comments of March 15, 2004.

The company, if approved by the shareholders, will acquire Wollaston for 22,675,000 common shares. With respect to the issuance of the common stock, the Company relies on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered solely for investment and not for the purpose of resale or distribution. The transfer of the securities will be appropriately restricted. The Company also relies upon the Regulation S safe harbour exemption from the registration requirements in that the shares are offered and will be sold to Non-U.S. Persons in offshore transactions as defined by Regulation S and sold to one US resident Accredited investor as defined in Rule 501 of the Securities Act.

There are seven individuals that will receive shares. These persons are named in our Form 8-K that was filed on March 3, 2005 and a subsequent Form 8-K/A filed March 24, 2005. For convenience we have listed below.

Title of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class(1)	Exemption
Common	Shawn Erickson, 3540 Albert St. Regina, Saskatchewan Canada, S4S 3P5	President, CEO, CFO and Director	0	0.0%	
	Edward Granados 3540 Albert Street Regina, Saskatchewan Canada, S4S 3P5	Director	1,500,000	5%	Accredited
	Mark Christian 3540 Albert Street Regina, Saskatchewan, Canada, S4S 3P5	Director	1,500,000	5%	Accredited
	Ping'an Wu No. 119 Chunlin Village Qujiang Xiang Yanta District Xi'an, Shaanxi, China	Chairman, CEO*	8,015,000	26.72%	Reg S
	Shuo Lou 1120 Spring St. # 14033 Seattle, WA, 98104	CFO*	830,000	2.8%	Accredited
	Yingming Wang	COO*	830,000	2.8%	Reg S

448 — 280 NELSON STREET ~ VANCOUVER ~ BRITISH COLUMBIA ~ V6B 2E2

BANGLA PROPERTY MANAGEMENT, INC.

Chang'an
South Road 9-2-3-2
Yanta District
Xi'an, Shaanxi, China

Xingguo Wang 18 #2A Yanlord Garden Shangcheng Road Pudong, Shanghai, China	Independent Director*	600,000	2%	Reg S
Mengzhou LI 233 Jiefang Road Xinchen district, Xian, China	Independent Director*	0	0.0%	Reg S
Shuzhen Yang Chang'an South Road 439 Oufeng Garden Xi'an, Shannxi, China	>5% Holder*	9,650,000	32.16%	Reg S
Lin Wu Chang'an South Road 439 Oufeng Garden Xi'an, Shannxi, China	>5% Holder*	2,750,000	9.16%	Reg S
All Current and Future Directors and Executive Officers as a Group (8 persons)		13,275,000	44.25%	

*At the Effective Time of the Merger.

(1) The percentages listed in the Percent of Class column are based upon 30,000,000 issued and outstanding shares of Common Stock.

The company has been advised by the two directors controlling 42% of the company that they are and will vote in favour of the merger plan. We have now indicated in the 14A. We have included the proxy card as an exhibit in the amended filing.

Regarding the issue of pro-forma statements, we consulted with Mr. Michael McTiernan, Senior counsel with the Securities and Exchange Commission. It is our understanding that he agrees in principal that the financial statements of the acquiring company would serve to meet the requirement for pro-forma financial statements in the case where there are no continuing operations of the acquired company, thereby causing the pro-forma financial statements to be identical to the financial statements of the acquiring company. However, he felt that it was unclear from the agreements presented that the operations of the acquired company would not be continued. Therefore, we have amended the merger agreement as follows: "hereby irrevocably covenants that immediately after the Merger, Parent shall spin off the Canada Subsidiary in a private sale with all the liabilities of the Canada Subsidiary to be borne by the purchaser." Please note that all of the company's previous operations have taken place in the subsidiary to be sold.

We have disclosed in the Schedule 14A/A Proxy Statement our intention to dispose of the current operations of the company following the merger. Post merger, Bangla Property Management, Inc. intends to enter into a share purchase agreement with Mr. Shawn Erickson whereby the operating subsidiary, Bangla Properties, Inc., will be purchased by Mr. Erickson. We do not intend to register the spin-off. We included the following statement in the amended 14A filed March 24, 2005, "Parent hereby further irrevocably covenants that a purchase agreement has been entered into between Parent and Shawn Erickson for the spin-off of the Canada Subsidiary. Shawn Erickson will pay US$100 to the Parent and receive all the assets of the Canada subsidiary and assume all the liabilities of the Canada Subsidiary."

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant, Bangla Property Management, Inc. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also

BANGLA PROPERTY MANAGEMENT, INC.

represents that staff comment may not be asserted as a defense in ay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comment or concern will you please fax to 630-604-2040.

Yours truly,

BANGLA PROPERTY MANAGEMENT, INC.

Shawn Erickson
President

cc: Mr. Dennis Broverone
    Telephone: 303-466-4092 Fax: 303-466-4826